January 22, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Mara L. Ransom

Re:	ExlService Holdings, Inc. Form 10-K for the Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-33089

Dear Ms. Ransom:

We are writing in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter addressed to Mr. Vishal Chhibbar, Chief Financial Officer of ExlService Holdings, Inc. (“we” or the “Company”), dated December 22, 2015 (the “Comment Letter”) regarding the above referenced filing.

We have reproduced your comment (in italicized font) for ease of reference. The Company’s response to the Comment Letter is as follows:

Form 10-K for the Year Ended December 31, 2014

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 63

Please provide an analysis on whether your “cash flow hedges,” discussed in the second-to-last paragraph of page 63, are material, such that you would need to provide the disclosure in Item 305(a) of Regulation S-K. Please see General Instruction 5.B to Item 305(a) and (b).

Response to Comment

The Company respectfully advises the Staff that it enters into foreign currency forward contracts that are designated as cash flow hedges, in order to mitigate its exposure to foreign currency fluctuation risks and minimize the earnings and cash flow volatility associated with forecasted transactions denominated in certain foreign currencies. The Company does not enter into foreign currency forward contracts for speculative or trading purposes. The Company’s primary exchange rate exposure is with the Indian rupee and the Philippines peso, which is related to the expenses incurred by its foreign subsidiaries in India and Philippines, respectively. For the year ended December 31, 2014, approximately 46.5% and 11.7% of the Company’s expenses were incurred and paid in Indian rupees and Philippines peso, respectively. The Company noted that the average exchange rate of the Indian rupee against the U.S. dollar increased from 58.83 during the year ended December 31, 2013 to 61.12 during the year ended December 31, 2014, representing a depreciation of 3.9%.

The average exchange rate of the Philippines peso against the U.S. dollar increased from 42.64 during the year ended December 31, 2013 to 44.43 during the year ended December 31, 2014, representing a depreciation of 4.2%.

The Company had previously conducted a materiality assessment in accordance with General Instruction 5.B to Item 305(a) and (b) and noted the following:

1.	The fair value of $1.5 million of its outstanding cash flow hedges as of December 31, 2014 was not material.
2.	The Company also determined that the net impact on earnings for the year ended December 31, 2014 from the maturing cash flow hedges (loss of $3.0 million) offset by the foreign currency impact on the related expenses (gain of $2.9 million) was not material.
3.	The Company considered if reasonably possible near-term changes in foreign currency rates would result in a material near-term loss in future earnings, fair values and/or cash flows. A 10 percent change in the respective foreign currency exchange rate against the U.S. dollar with all other variables held constant would result in a change in the fair value of the outstanding cash flow hedges (maturity periods of one to forty five-months) at December 31, 2014 of $21.0 million. However, consistent with its experience in 2014 discussed in paragraph 2 above, the Company believes that the impact on future earnings and/or cash flows would continue to be immaterial as the impact of the maturing cash flow hedges in respective periods would be offset by the foreign currency impact on the related expenses.

Based on the above assessment, the Company did not include disclosures required under Item 305 (a) of Regulation S-K in its Form 10-K for the year ended December 31, 2014.

The Company further advises the Staff that it will continue to assess the materiality of the market risk associated with the foreign currency exchange rate fluctuations on its future financial results and will enhance the disclosures in its future Form 10-Ks, consistent with General Instruction 5.B to Item 305(a) and (b) of Regulation S-K, if such market risks are expected to have a material impact on its financial results as required by Item 305.

***

The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures.

We further acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please do not hesitate to call me at (212) 872-1415.

Very truly yours, /s/ Vishal Chhibbar
Vishal Chhibbar Chief Financial Officer